Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 12, 2024
Relating to Preliminary Prospectus Supplement dated November 12, 2024 and
Prospectus dated June 28, 2024
Registration No. 333-280593

Blue Owl Capital Corporation
$400,000,000
5.950% Notes due 2029
PRICING TERM SHEET
November 12, 2024
The following sets forth the final terms of the 5.950% Notes due 2029 and should only be read together with the preliminary prospectus supplement dated November 12, 2024, together with the accompanying prospectus dated June 28, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.
On January 22, 2024, Blue Owl Capital Corporation (the “Company”) issued $600,000,000 in aggregate principal amount of its 5.950% Notes due 2029 (the “Existing Notes”) pursuant to an indenture dated April 10, 2019 (the “Base Indenture”) as supplemented by the eighth supplemental indenture dated January 22, 2024 (together with the Base Indenture, the “Indenture”) between the Company and Deutsche Bank Trust Company Americas, as successor to Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this pricing term sheet as the “Notes.”

Issuer:	Blue Owl Capital Corporation (the “Company”)
Debt Ticker:	OBDC
Security:	5.950% Notes due 2029
Ratings (Moody’s/S&P/Fitch/Kroll)*:	Baa3/BBB-/BBB/BBB+ (Positive/Stable/Stable/Stable)
Trade Date:	November 12, 2024
Settlement Date**:	November 19, 2024 (T+5)
Aggregate Principal Amount Offered:
$400,000,000 of New Notes. The New Notes will be part of the same series of notes as the $600,000,000 in aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and be treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 5.950% Notes due 2029 will be $1,000,000,000.

Maturity Date:	March 15, 2029, unless earlier repurchased or redeemed
Benchmark Treasury:	4.125% due October 31, 2029
Benchmark Treasury Price and Yield:	99-06 1/4 / 4.306%
Spread to Benchmark Treasury:	+163 basis points
Yield to Maturity:	5.936%
Price to Public (Issue Price):	100.043% plus the Aggregate Accrued Interest
Aggregate Accrued Interest:	$4,231,111.11 of accrued and unpaid interest from and including September 15, 2024 up to, but excluding, the date of delivery of the New Notes

Coupon (Interest Rate):	5.950% fixed rate.
Interest Payment Dates:	March 15 and September 15 of each year, commencing on March 15, 2025. The interest payment on March 15, 2025 will include Aggregate Accrued Interest.
Make-Whole Redemption:
Prior to February 15, 2029 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 35 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs prior to maturity, unless the Company has exercised its right to redeem the Notes in full, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Use of Proceeds:	The proceeds from the New Notes will be used to pay down certain existing indebtedness.
CUSIP/ISIN:	69121K AH7 / US69121KAH77
Joint Book-Running Managers:
RBC Capital Markets, LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Santander US Capital Markets LLC
SG Americas Securities, LLC
BofA Securities, Inc.
ING Financial Markets LLC
J.P. Morgan Securities LLC
Truist Securities, Inc.

Co-Managers:
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
M&T Securities, Inc.
Morgan Stanley & Co. LLC
Regions Securities LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
ICBC Standard Bank Plc***
Natixis Securities Americas LLC
R. Seelaus & Co., LLC
Independence Point Securities LLC
Roberts & Ryan, Inc.
Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**Blue Owl Capital Corporation expects that delivery of the New Notes will be made against payment therefor on or about November 19, 2024, which will be the fifth business day following the date of the pricing of the New Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes prior to the first business day prior to the date of delivery will be required, by virtue of the fact that the New Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.
***ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.
Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blue Owl Capital Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Blue Owl Capital Corporation and should be read carefully before investing.
The Company has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from RBC Capital Markets, LLC at 1-866-375-6829, MUFG Securities Americas Inc. at 1-877-649-6848, Santander US Capital Markets LLC at 1-855-403-3636, SG Americas Securities, LLC at 1-855-881-2108 or SMBC Nikko Securities America, Inc. at 1-888-868-6856.
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